中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
Stock Code: 1055

DATE OF BOARD MEETING

The board (the "Board") of directors of China Southern Airlines Company Limited (the "Company") hereby announces that a Board meeting will be held on Monday, 16 August 2010 for the purposes of considering and approving, inter alia, the interim results of the Company for the six months ended 30 June 2010 and the payment of an interim dividend, if any.

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
3 August 2010

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.